FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………………… ,	2021……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 26, 2021	By ……/s/…… Sachiho Tanino………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 121st Business Term

TRANSLATION Securities Code: 7751 Interim Report for the 121st Business Term From January 1, 2021 to June 30, 2021

To Our Shareholders

We are pleased to provide this overview of the first half (from January 1, 2021 to June 30, 2021) of our 121st Business Term.

In the global economy in the first half of this term, although the effects of the novel coronavirus disease (COVID-19) remained, there was a general trend toward recovery thanks to the development of measures to prevent infection in each country.

Amid this environment, sales of office multifunction devices (MFDs) showed signs of recovery while the sales of both laser printers and inkjet printers, inclusive of their consumable supplies, also grew. As for interchangeable-lens digital cameras, sales of new mirrorless cameras, which have been popular since their launch last year, continued to be strong in this term. Sales of network cameras grew steadily in line with the resumption of sales activities. In addition, sales of medical equipment exceeded those of the first half of the previous term. Sales of semiconductor lithography equipment increased due to brisk capital investment, and sales of FPD (Flat Panel Display) lithography equipment recovered as well due to installation activities recovering from stagnation amid firm demand.

As a result of the above, on a consolidated basis, net sales for the first half of this term increased by 18.5% year on year. Meanwhile, net income attributable to Canon Inc. for the first half of this term increased significantly by 707.9% year on year.

For the interim dividend for this term, we decided to pay 45.00 yen per share, which is an increase of 5.00 yen compared with the interim dividend for the previous term.

This year, the Canon Group started a new five-year management plan, Phase VI (2021 to 2025) of the “Excellent Global Corporation Plan.” Although the business environment surrounding us will continue to be far from reassuring, under our basic policy to “accelerate our corporate portfolio transformation by improving productivity and creating new businesses,” the Canon Group will work as one to further improve performance and enhance corporate value.

We look forward to our shareholders’ continued support and encouragement.

August, 2021

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results

In the first half of this term, the global economy began to recover amid progress achieved with COVID-19 vaccinations mainly in developed countries. In such an environment, consolidated net sales for the first half of this term increased by 18.5% year on year due to efforts made to increase sales amid rising demand in each business unit.

In addition to a recovery in sales, consolidated net income attributable to Canon Inc. for the first half of this term increased significantly by 707.9% year on year as a result of improved profitability due to the achievements of ongoing cost reduction initiatives and structural reforms.

Changes in Net Sales and Profits Net Sales (100 MILLIONS OF YEN) 50,000 40,000 30,000 20,000 10,000 0 17,246 117th 118th 119th 120th 121st TERM Income before Income Taxes (100 MILLIONS OF YEN) 4,000 3,000 2,000 1,000 0 117th 118th 119th 120th 121st 1,518 TERM First Half Annual Net Income Attributable to Canon Inc. (100 MILLIONS OF YEN) 4,000 3,000 2,000 1,000 0 117th 118th 119th 120th 121st 1,056 TERM Constitution of Sales by Operations (100 MILLIONS OF YEN) Industrial and Others Business Unit 15.2% Sales 2,626 Increased by 32.4% from the First Half of the Previous Term Medical Business Unit 13.7% Sales 2,362 Increased by 13.6% from the First Half of the Previous Term Total Sales 17,246 Increased by 18.5% from the First Half of the Previous Term Printing Business Unit 55.6% Sales 9,590 Increased by 10.1% from the First Half of the Previous Term Imaging Business Unit 18.5% Sales 3,185 Increased by 47.9% from the First Half of the Previous Term Notes: 1. From this term, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. The same restatement has been applied in relation to the previous terms. 2. The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions. Printing Business Unit Office Multifunction Devices (MFDs), Document Solutions, Laser Multifunction Printers (MFPs), Laser Printers, Inkjet Printers, Image Scanners, Calculators, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Wide-Format Printers, Large Format Inkjet Printers, Commercial Photo Printers Imaging Business Unit Interchangeable-Lens Digital Cameras, Digital Compact Cameras, Interchangeable Lenses, Compact Photo Printers, Network Cameras, Digital Camcorders, Digital Cinema Cameras, Multimedia Projectors, Broadcast Equipment Medical Business Unit Digital Radiography Systems, Diagnostic X-ray Systems, Computed Tomography (CT) Systems, Magnetic Resonance Imaging (MRI) Systems, Diagnostic Ultrasound Systems, Clinical Chemistry Analyzers, Ophthalmic Equipment Industrial and Others Business Unit Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, OLED Display Manufacturing Equipment, Vacuum Thin-Film Deposition Equipment, Die Bonders, Micromotors, Handy Terminals, Document Scanners

In office MFDs, sales began to recover as business activities, which had been hindered due to the COVID-19 pandemic, gradually normalized due to progress achieved with respect to vaccinations in various regions. Meanwhile, the sales of both laser printers and inkjet printers, inclusive of their consumable supplies, also grew due to reasons such as firm home-use demand.

As a result, sales for this business unit for the first half of this term increased by 10.1% on a consolidated basis, in comparison to the first half of the previous term.

As for interchangeable-lens digital cameras, sales of mirrorless cameras, mainly the EOS R5 and EOS R6 released in the second half of last year, and their interchangeable lenses continued strongly in this term, against a backdrop of a favorable reputation in the market. Meanwhile, sales of network cameras, whose market is expanding due to their use in various applications, increased steadily as sales activities recovered from the stagnation caused by the COVID-19 pandemic.

As a result, sales for this business unit for the first half of this term increased by 47.9% on a consolidated basis, in comparison to the first half of the previous term.

In medical equipment, sales grew mainly for CT systems and diagnostic ultrasound systems. The increase is due to factors including active equipment purchasing by medical institutions in Japan, which took advantage of the government’s supplementary budget, resurging demand in the U.S., and the recovery in sales activities that had been affected by the COVID-19 pandemic.

As a result, sales for this business unit for the first half of this term increased by 13.6% on a consolidated basis, in comparison to the first half of the previous term.

Sales of semiconductor lithography equipment remained strong, encouraged by brisk capital investment mainly in memory production against a backdrop of the increasing number of data centers and rising computer demand in association with the expansion of IoT and the spread of working from home. Unit sales of FPD lithography equipment significantly exceeded those of the first half of the previous term amid the full-scale resumption of installation work among customers for which deliveries had been delayed due to overseas travel restrictions.

As a result, sales for this business unit for the first half of this term increased by 32.4% on a consolidated basis, in comparison to the first half of the previous term.

Printing Business Unit Imaging Business Unit Medical Business Unit Industrial and Others Business Unit Change in Sales (100 MILLIONS OF YEN) 20,000 15,000 10,000 5,000 0 119th 120th 121st TERM First Half Annual Change from the First Half of the Previous Term 10.1% 9,590 8,000 6,000 4,000 2,000 0 119th 120th 121st TERM First Half Annual Change from the First Half of the Previous Term 47.9% 3,185 8,000 6,000 4,000 2,000 0 119th 120th 121st TERM First Half Annual Change from the First Half of the Previous Term 32.4% 2,626

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend”

Guidance for the Direct Deposit of Dividends into an Account

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution (excluding the Japan Post Bank).	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

Canon's dividends 100 shares 200 shares Account at Securities Company X (Holding 100 shares) Account at Securities Company Y (Holding 200 shares)	Canon's dividends Company A's dividends Account at Bank X	Canon's dividends Company B's dividends Account at Bank Y Account at Bank Z

For information regarding procedures:
If you hold shares through a securities company, please contact the securities company where you have an account.
If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends
How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507
0120-288-324 (Toll free, available in Japan only)
Operating hours: 9:00 – 17:00 (Monday – Friday, except national holidays)

* For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Website: global.canon (By following the “Investor Relations” link on the top page, you can view financial information, the IR library, etc.)

Cover photograph
Photograph location:Towada-shi, Aomori Pref. Photographed using: EOS R5